UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Opexa Therapeutics, Inc.

(Name of Issuer)

Common stock, 0.01par value per share

(Title of Class of Securities)

68372T202

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 68372T202	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Charles E. Sheedy
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 539,722
	6	Shared Voting Power 0
	7	Sole Dispositive Power 539,722
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 539,722
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 1.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 68372T202	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Opexa Therapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

2635 Technology Forest Blvd.

The Woodlands, Texas 77381

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Charles E. Sheedy (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Two Houston Center, Suite 2907

909 Fannin Street

Houston, TX 77010

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common stock, 0.01 par value (the “Shares”).

Item 2(e)	CUSIP Number:

68372T202

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

The person filing is not listed in Items 3(a) through 3(k).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 539,722 Shares. This number consists of: (i) 388,858 Shares held by the Reporting Person and (ii) 150,864 Shares issuable upon exercise of a warrant held by the Reporting Person.

Item 4(b)	Percent of Class:

According to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014, the number of Shares outstanding as of August 1, 2014 was 27,753,172. Assuming exercise of the warrant held by the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of approximately 1.9% of the total number of Shares outstanding.

CUSIP No. 68372T202	Page 4 of 5 Pages

Item 4(c)	Number of shares as to which such person has:

Sheedy, Charles E.
(i)	Sole power to vote or direct the vote	539,722

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	539,722

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 68372T202	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2014	Charles E. Sheedy

/s/ Charles E. Sheedy